Exhibit 7.1

January 18, 2013

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.02 of Form 8-K dated January 18, 2013 for the event that occurred on December 12, 2012, to be filed by our former client, Pacific Energy Development Corp. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ SingerLewak, LLP